SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.

   In the matter of                           )
                                              )
EASTERN UTILITIES ASSOCIATES                  )
Boston, Massachusetts                         )
                                              )
EUA COGENEX CORPORATION                       ) Certificate of
Lowell, Massachusetts                         ) Notification
                                              ) Pursuant to
                                              ) Rule 24
   (70-7287)                                  )
                                              )
(Public Utility Holding Company Act of 1935)  )


   Enclosed herewith for filing by Eastern Utilities Associates and its wholly-owned subsidiary, EUA Cogenex Corporation, in accordance with the Order of the Securities and Exchange Commission entered in the above matter on February 15, 1995 (Release No. 35-26232) and pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, are the consolidated and consolidating balance sheet, income statement, and statement of cash flows of EUA Cogenex for the quarter ended September 30, 1999 and such other information required to be filed by said order.

                                 EASTERN UTILITIES ASSOCIATES

                                 By: /s/ Clifford J. Hebert, Jr.
                                     Clifford J. Hebert, Jr.
                                     Treasurer


                                 EUA COGENEX CORPORATION

                                 By: /s/ Edward T. Liston
                                     Edward T. Liston
                                     President

February 14, 2000

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS (1 of 3)
September 30, 1999

ASSETS
                                                                                                       EUA
                                                      EUA                       EUA         EUA     Day Matrix    EUA
                                                    Cogenex                   Cogenex       Day    (fka Day I&I   NEM
                                                  Consolidated  Elimination  (Division)  (Division) (Division)    Inc.
Utility Plant and Other Investments:
   Utility plant in service                        $             $           $           $          $             $
   Less accumulated provision for depreciation
     and amortization
   Net utility plant in service
   Construction work in progress
   Net utility plant
   Non-utility property                              90,711,440               42,091,195   3,649,677 1,150,027   8,493,365
   Less accumulated provision for depreciation       46,437,764               22,831,428   1,087,423   788,923   4,344,645
   Net non-utility property                          44,273,676               19,259,767   2,562,254   361,104   4,148,720
   Investments in subsidiaries (at equity)            1,434,569  37,086,379   38,520,948
   Excess of carrying values of investments
     in subsidiaries
   Notes receivable                                  20,940,712               19,769,772
   Leases receivable                                 14,004,517                9,510,652
   Other                                             10,723,038                3,932,757   1,648,603
   Total Utility Plant and Other Investments         91,376,512  37,086,379   90,993,896   4,210,857   361,104   4,148,720
Current Assets:
   Cash and temporary cash investments                1,893,611                  138,572     209,988              131,860
   Notes receivable                                  15,936,274  14,767,050   27,377,281   3,109,211
   Leases receivable                                  2,059,918                1,178,381
   Accounts receivable - Net:
       Customers                                     10,740,164                2,721,259   2,538,471              408,207
       Accrued unbilled revenue
       Others                                        11,130,573                8,999,007      23,364             (193,737)
   Accounts receivable - associated companies           535,715   5,224,838    5,227,277     424,454
      Materials and supplies (at average cost):

     Plant materials and operating supplies             856,153                   15,354     193,677   519,745
   Other current assets                                 602,533     329,347      664,203     179,328
       Total Current Assets                          43,754,941  20,321,235   46,321,334   6,678,493   519,745    346,330
Deferred Debits:
   Unamortized debt expense                             228,200                  228,200
   Unrecovered regulatory plant costs
   Other deferred debits                              1,969,799                  657,100      25,229              982,296
       Total Deferred Debits                          2,197,999                  885,300      25,229              982,296
   Total Assets                                    $137,329,452 $57,407,614 $138,200,530 $10,914,579  $880,849 $5,477,346



EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS       (2 of 3)
September 30, 1999


ASSETS
                                                                               EUA
                                                        EUA       EUA         COGENEX        EUA
                                                      Cogenex   Citizens       WEST         MUPA
                                                      Canada    Corporation  Corporation   (Partnership)

Utility Plant and Other Investments:
   Utility plant in service                           $           $           $            $
   Less accumulated provision for depreciation
     and amortization
   Net utility plant in service
   Construction work in progress
   Net utility plant
   Non-utility property                                 (169,317)  3,771,967   1,073,884
   Less accumulated provision for depreciation             1,203   1,417,342     630,534
   Net non-utility property                             (170,520)  2,354,625     443,350
   Investments in subsidiaries (at equity)
   Excess of carrying values of investments
     in subsidiaries
   Notes receivable                                     (58,782)               1,077,389
   Leases receivable                                    535,905                1,378,475
   Other                                                 16,572      108,316   4,546,960
   Total Utility Plant and Other Investments            323,175    2,462,941   7,446,174
Current Assets:
   Cash and temporary cash investments                  (94,180)    (289,419)    323,636
   Notes receivable                                      32,834                  170,317
   Leases receivable                                     39,840                  304,315
   Accounts receivable - Net:
       Customers                                        295,984    1,646,427     773,133
       Accrued unbilled revenue
       Others                                            90,213        9,660     925,783
   Accounts receivable - associated companies            90,470          338      18,014
      Materials and supplies (at average cost):

     Plant materials and operating supplies                                      127,377
   Other current assets                                     427       14,184      73,738
       Total Current Assets                             455,588    1,381,190   2,716,313
Deferred Debits:
   Unamortized debt expense
   Unrecovered regulatory plant costs
   Other deferred debits                                  4,862      234,964      74,573
       Total Deferred Debits                              4,862      234,964      74,573
   Total Assets                                        $783,625   $4,079,095 $10,237,060     $



EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS   (3 of 3)
September 30, 1999

ASSETS

                                                        EUA        EUA       EUA        EUA
                                                     WestCoast     FRC II    EC&S I    EC&S II
                                                    (Partnership) (Part.)   (Part.)  (Partnership)

Utility Plant and Other Investments:
   Utility plant in service                          $             $     $             $
   Less accumulated provision for depreciation
     and amortization
   Net utility plant in service
   Construction work in progress
   Net utility plant
   Non-utility property                                825,353            11,632,658    18,192,631
   Less accumulated provision for depreciation         825,353             3,777,527    10,733,386
   Net non-utility property                                                7,855,131     7,459,245
   Investments in subsidiaries (at equity)
   Excess of carrying values of investments
     in subsidiaries
   Notes receivable                                                          152,333
   Leases receivable                                                       1,046,238     1,533,247
   Other                                                20,711               397,708        51,411
   Total Utility Plant and Other Investments            20,711             9,451,410     9,043,903
Current Assets:
   Cash and temporary cash investments                  84,790      909      437,428       950,027
   Notes receivable                                                           13,681            0
   Leases receivable                                                          85,316       452,066
   Accounts receivable - Net:
       Customers                                       763,622             1,005,902       587,159
       Accrued unbilled revenue
       Others                                                                736,982       539,301
   Accounts receivable - associated companies
      Materials and supplies (at average cost):

     Plant materials and operating supplies
   Other current assets
       Total Current Assets                            848,412      909    2,279,309     2,528,553
Deferred Debits:
   Unamortized debt expense
   Unrecovered regulatory plant costs
   Other deferred debits                                                          12        (9,237)
       Total Deferred Debits                                                      12        (9,237)
   Total Assets                                       $869,123     $909  $11,730,731   $11,563,219




EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS   (1 of 3)
September 30, 1999



LIABILITIES                                                                                            EUA
                                                      EUA                       EUA         EUA     Day Matrix    EUA
                                                    Cogenex                   Cogenex       Day      (fka Day     NEM
                                                  Consolidated  Elimination Corporation  (Division) (Division)    Inc.

Capitalization:
   Common equity                                  $44,324,505  $13,815,117  $44,154,872  $3,658,865 ($3,400,531) $8,532,860
   Non-redeemable preferred stock of subsid.               $0
   Redeemable preferred stock of                           $0
     subsidiaries - net                                    75
   Preferred stock redemption cost                         $0
   Partnerships' capital                                   $0   23,281,262
   Long-term debt - net                           $21,500,000                21,500,000
     Total Capitalization                          65,824,580   37,096,379   65,654,872   3,658,865  (3,400,531)  8,532,860
Current Liabilities:
   Preferred stock sinking fund requirements
   Long-term debt due within one year              56,700,000                56,700,000
   Notes payable                                    6,987,680   14,767,050    7,040,000   1,672,073   3,785,746     150,000
   Accounts payable                                 1,273,123                   (43,977)  1,432,270
   Accounts payable - associated companies          1,288,849    5,224,838    1,700,435   3,749,116     290,759       5,353
   Customer deposits
   Taxes accrued                                       65,498                    (3,093)     10,652
   Interest accrued                                   278,279      329,347      278,278      30,955     204,875
   Dividends declared
   Other current liabilities                        7,630,622                 6,158,093      45,177
     Total Current Liabilities                     74,224,051   20,321,235   71,829,736   6,940,243   4,281,380     155,353
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                           2,468,804      (10,000)   1,909,690     315,471                     934
     Total Deferred Credits                         2,468,804      (10,000)   1,909,690     315,471                     934
Accumulated deferred taxes                         (5,187,983)               (1,193,768)                         (3,211,801)
Commitments and contingencies
  Total Liabilities and Capitalization           $137,329,452  $57,407,614 $138,200,530 $10,914,579    $880,849  $5,477,346


( ) Denotes Contra

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS   (2 of 3)
September 30, 1999


LIABILITIES                                                                EUA
                                                      EUA       EUA      COGENEX        EUA
                                                    Cogenex   Citizens     WEST         MUPA
                                                   Canada   Corporation Corporation (Partnership)

Capitalization:
   Common equity                                    $714,092  $103,528  $4,375,936      $0
   Non-redeemable preferred stock of subsidiaries
   Redeemable preferred stock of
     subsidiaries - net                                             75
   Preferred stock redemption cost
   Partnerships' capital                                                               (29)
   Long-term debt - net
     Total Capitalization                           714,092    103,603  4,375,936      (29)
Current Liabilities:
   Preferred stock sinking fund requirements
   Long-term debt due within one year
   Notes payable                                    (52,320) 2,689,159  6,470,072
   Accounts payable                                 (95,985)     1,984    (21,169)
   Accounts payable - associated companies          (134,894   659,411     24,697       29
   Customer deposits
   Taxes accrued                                     57,852         20         67
   Interest accrued                                             32,041     61,477
   Dividends declared
   Other current liabilities                        130,392    454,003    201,552
     Total Current Liabilities                      (94,955) 3,836,618  6,736,696       29
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                           170,670                39,534
     Total Deferred Credits                         170,670                39,534
Accumulated deferred taxes                           (6,182)   138,874   (915,106)
Commitments and contingencies
  Total Liabilities and Capitalization              $783,625 $4,079,095 $10,237,060     $0


   ( ) Denotes Contra


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS   (3 of 3)
September 30, 1999

LIABILITIES
                                                      EUA            EUA         EUA             EUA
                                                   WestCoast        FRC II      EC&S I         EC&S II
                                                   (Partnership) (Partnership) (Partnership) (Partnership)

Capitalization:
   Common equity                                             $0         $0           $0         $0
   Non-redeemable preferred stock of subsidiaries
   Redeemable preferred stock of
     subsidiaries - net
   Preferred stock redemption cost
   Partnerships' capital                                890,425        909     11,510,414    10,879,543
   Long-term debt - net
     Total Capitalization                               890,425        909     11,510,414    10,879,543
Current Liabilities:
   Preferred stock sinking fund requirements
   Long-term debt due within one year
   Notes payable
   Accounts payable
   Accounts payable - associated companies              (21,302)                  129,316       110,767
   Customer deposits
   Taxes accrued
   Interest accrued
   Dividends declared
   Other current liabilities                                                       96,960       544,445
     Total Current Liabilities                          (21,302)                  226,276       655,212
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                                                          (5,959)       28,464
     Total Deferred Credits                                                        (5,959)       28,464
Accumulated deferred taxes
Commitments and contingencies
  Total Liabilities and Capitalization                 $869,123       $909    $11,730,731   $11,563,219


   ( ) Denotes Contra


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS (1 of 3)
FOR THE NINE MONTHS ENDED
September 30, 1999



                                                                                                         EUA
                                                        EUA                       EUA         EUA     Day Matrix      EUA
                                                      Cogenex                   Cogenex       Day     (fka Day I&I    NEM
                                                    Consolidated   Elimination Corporation  (Division) (Division)     Inc.

Operating Revenues                                    $34,888,510         $   $11,286,488  $5,648,406    $61,104   $2,726,623
Operating Expenses:
   Operation                                           25,881,572               9,731,072   5,293,046    848,806       80,635
   Maintenance                                            903,663                 316,809                              11,252
   Depreciation and amortization                        7,972,879               4,158,088     203,099    115,004      408,463
   Taxes - Other than income                              553,804                 247,936     166,570     24,400
         - Income (credit)                             (1,525,261)             (2,208,318)                            535,020
         - Deferred                                      (833,429)             (1,033,627)                            242,720
      Total Operating Expenses                         32,953,228              11,211,960   5,662,715    988,210    1,278,090
         Operating Income                               1,935,282                  74,528     (14,309)  (927,106)   1,448,533
Other Income and Deductions:
   Interest and dividend income                         3,913,998    612,612    3,893,219     109,111
   Equity in earnings of jointly-
     owned companies                                      707,620  2,848,211    3,555,831
   Allowance for other funds used during
     construction
   Other (deductions) income - net                     (5,006,586)             (4,872,649)        150
     Total Other Income                                  (384,968) 3,460,823    2,576,401     109,261
       Income (Loss) Before Interest Charges            1,550,314  3,460,823    2,650,929      94,952   (927,106)   1,448,533
Interest Charges:
   Interest on long-term debt                           5,185,119               5,185,119
   Amortization of debt expense and premium
   Other interest expense (principally
     short-term notes)                                    579,601    612,612      576,739      67,507    136,837
   Allowance for borrowed funds used during
     construction - (credit)                             (177,691)                (90,000)    (20,712)
       Total Interest Charges                           5,587,029    612,612    5,671,858      46,795    136,837
         Net Income (Loss) before preferred return     (4,036,715) 2,848,211   (3,020,929)     48,157 (1,063,943)   1,448,533
Preferred Return Requirement
         Net (Loss) Income                            ($4,036,715) $2,848,211 ($3,020,929)    $48,157 $1,063,943   $1,448,533





EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS       (2 of 3)
FOR THE NINE MONTHS ENDED
September 30, 1999
                                                                                EUA
                                                       EUA         EUA        COGENEX       EUA
                                                     Cogenex     Citizens       WEST        MUPA
                                                      Canada   Corporation   Corporation   (Partnership)

Operating Revenues                                  $585,045   $7,746,235   $2,809,960      $
Operating Expenses:                                        0
   Operation                                         520,103    6,661,332    2,564,430
   Maintenance                                        55,001       32,683       43,232
   Depreciation and amortization                       6,609      434,421      427,132
   Taxes - Other than income                           2,140       74,059       38,699
         - Income (credit)                            12,285      184,286      (48,534)
         - Deferred                                   (6,182)     (10,735)     (25,605)
      Total Operating Expenses                       589,956    7,376,046    2,999,354
         Operating Income                             (4,911)     370,189     (189,394)
Other Income and Deductions:
   Interest and dividend income                       20,900                   231,330
   Equity in earnings of jointly-
     owned companies
   Allowance for other funds used during
     construction
   Other (deductions) income - net                    (8,800)        (200)     (90,985)
     Total Other Income                               12,100         (200)     140,345
       Income (Loss) Before Interest Charges           7,189      369,989      (49,049)
Interest Charges:
   Interest on long-term debt
   Amortization of debt expense and premium
   Other interest expense (principally
     short-term notes)                                            145,415      265,715
   Allowance for borrowed funds used during
     construction - (credit)                                      (33,347)     (33,632)
       Total Interest Charges                                     112,068      232,083
         Net Income (Loss) before preferred return     7,189      257,921     (281,132)
Preferred Return Requirement
         Net (Loss) Income                            $7,189     $257,921    ($281,132)      $



EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS      (3 of 3)
FOR THE NINE MONTHS ENDED
September 30, 1999


                                                    EUA           EUA          EUA              EUA
                                                 WestCoast       FRC II       EC&S I          EC&S II
                                                (Partnership) (Partnership)  (Partnership) (Partnership)

Operating Revenues                                 $272,714          $       $1,699,005    $2,052,930
Operating Expenses:
   Operation                                            381                     112,511       69,256
   Maintenance                                       34,613                     130,402      279,671
   Depreciation and amortization                     93,230                     601,365    1,525,468
   Taxes - Other than income
         - Income (credit)
         - Deferred
      Total Operating Expenses                      128,224                     844,278    1,874,395
         Operating Income                           144,490                     854,727      178,535
Other Income and Deductions:
   Interest and dividend income                      27,689                      99,352      145,009
   Equity in earnings of jointly-
     owned companies
   Allowance for other funds used during
     construction
   Other (deductions) income - net                     (150)                       (883)     (33,069)
     Total Other Income                              27,539                      98,469      111,940
       Income (Loss) Before Interest Charges        172,029                     953,196      290,475
Interest Charges:
   Interest on long-term debt
   Amortization of debt expense and premium
   Other interest expense (principally
     short-term notes)                                   (0)
   Allowance for borrowed funds used during
     construction - (credit)
       Total Interest Charges                            (0)
         Net Income (Loss) before preferred return  172,029                     953,196      290,475
Preferred Return Requirement
         Net (Loss) Income                         $172,029          $0        $953,196      $290,475


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED
September 30, 1999
(1 of 3)

                                                                                                                   EUA
                                                                EUA                         EUA         EUA     Day Matrix
                                                              Cogenex                     Cogenex       Day      (fka Day
                                                            Consolidated  Elimination   Corporation  (Division) (Division)

CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                                             ($4,036,715) $2,848,211   ($3,020,929)   $48,157  ($1,063,943)
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization                               8,274,951                 4,444,648    203,098    115,004
    Deferred taxes                                               (833,704)               (1,033,902)
    Gains on sales of investments in energy savings
       projects paid for with notes and leases receiv.         (1,721,006)               (1,529,103)
    Costs of energy savings cash sales type projects            9,439,825                 3,585,987
    Pension liability                                              14,335                    14,335
    Amortization of deferred revenues
    Collections of prin port of project notes & leases receiv.  5,229,745          2      2,405,054
    Undistributed Equity earnings of subsidiaries                          4,155,219      4,155,219
    Other - net                                                 1,476,464    957,805      1,341,641    978,113
Net Changes to Working Capital:
    Accounts receivable                                         3,932,437  3,966,141      6,084,760   (382,932)      (292)
    Materials and supplies                                        (28,841)                               4,197    (33,038)
    Accounts payable                                              (76,256) (3,966,136)   (2,365,652) 1,540,614     60,756
    Accrued taxes                                                   2,771          2         (8,776)    (3,805)
    Accrued interest                                             (909,518) (1,382,250)     (909,519)  (448,348)   136,837
    Other - net                                                 3,712,441  1,382,247      5,006,216   (129,621)
    Net Cash Provided from (Used in) Operating Activities      24,476,929  7,961,241     18,169,979  1,809,473   (784,676)
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in energy savings projects   (23,700,384)              (16,156,064) (2,829,615
    Collections on financing notes and leases receivable       13,355,403                13,355,403
    Proceeds from sale of Assets
     Investments in subsidiaries
     Net Cash Provided from (Used in) Investing Activities    (10,344,981)               (2,800,661) (2,829,615
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt                                        (5,900,000)               (5,900,000)
             Premium on reacquisition and financing expenses
         Dividends declared                                                (2,650,000)
      Capital contribution - EUA
      Partner's contribution (withdrawal)                                  (4,353,431)
     Net increase (decrease) in short-term debt                (9,120,758)  (957,810)    (9,120,000)  (128,986)   784,676
     Net Cash Provided from (Used in) Financing Activities    (15,020,758) (7,961,241)  (15,020,000)  (128,986)   784,676
NET (DECREASE) INCREASE IN CASH                                  (888,810)                  349,318  (1,149,128
Cash and temporary cash investments at beginning of year        2,782,421                  (210,746) 1,359,116
Cash and temporary cash investments at end of year             $1,893,611         $        $138,572   $209,988         $
Cash paid during the year for:
        Interest (net of amounts capitalized)                  $6,366,184                $6,366,184         $0
        Income Taxes                                          ($1,347,776)              ($1,534,384)
Conversion of investments in energy savings projects
       to notes and leases receivable                                  $0                        $
( ) Denotes contra



EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED
September 30, 1999
(2 of 3)



                                                                    EUA           EUA          EUA        EUA        EUA
                                                                    NEM         Cogenex      Citizens     Cogenex    MUPA
                                                                    Inc         Canada    Corporation  Corporation (Partnership)

CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                                                 $1,448,533      $7,189     $257,921    ($281,132)        $0
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization                                    408,459       6,606      434,421      427,133
    Deferred taxes                                                   242,720      (6,182)     (10,735)     (25,605)
    Gains on sales of investments in energy savings
       projects paid for with notes and leases receivable                       (191,903)
    Costs of energy savings cash sales type projects                             393,136    3,014,271    2,107,498
    Pension liability
    Amortization of deferred revenues
    Collections of prin port of project notes and leases receiv.                  42,222                 2,207,014
    Undistributed Equity earnings of subsidiaries
    Other - net                                                          945     106,306        1,351       48,249     11,574
Net Changes to Working Capital:
    Accounts receivable                                              483,828    (174,832)     335,939     (158,714)   (15,552)
    Materials and supplies
    Accounts payable                                                (420,745)     39,273     (126,225)  (1,314,715)    3,978
    Accrued taxes                                                                 23,679         (159)      (8,166)
    Accrued interest                                                                         (418,572)    (652,166)
    Other - net                                                                  (48,493)     226,542       41,835     23,749
    Net Cash Provided from (Used in) Operating Activities          2,163,740     197,001    3,714,754    2,391,231     23,749
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in energy savings projects                     (608,224)  (2,402,161)  (1,640,625)
    Collections on financing notes and leases receivable
    Proceeds from sale of Assets
     Investments in subsidiaries
     Net Cash Provided from (Used in) Investing Activities                      (608,224)  (2,402,161)  (1,640,625)
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt
             Premium on reacquisition and financing expenses
         Dividends declared                                       (2,050,000)                (600,000)
      Capital contribution - EUA
      Partner's contribution (withdrawal)                                                                             (23,749)
     Net increase (decrease) in short-term debt                                            (1,029,500)    (584,758)
     Net Cash Provided from (Used in) Financing Activities        (2,050,000)              (1,629,500)    (584,758)   (23,749)
NET (DECREASE) INCREASE IN CASH                                      113,740    (411,223)    (316,907)     165,848
Cash and temporary cash investments at beginning of year              18,120     317,043       27,488      157,788
Cash and temporary cash investments at end of year                  $131,860    ($94,180)   ($289,419)    $323,636         $0
Cash paid during the year for:
        Interest (net of amount capitalized)                                         $0            $0           $0
        Income Taxes                                                $135,456                  $38,271      $12,881
Conversion of investments in energy savings projects
       to notes and leases receivable                                                $0                         $0
( ) Denotes contra


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED
September 30, 1999
(3 of 3)


                                                                           EUA       EUA           EUA           EUA
                                                                       WestCoast     FRC II        EC&S I        EC&S II
                                                                     (Partnership) (Partnership) (Partnership) (Partnership)

CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                                                        $172,029         $0      $953,196      $290,475
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization                                         108,746                  601,368     1,525,468
    Deferred taxes
    Gains on sales of investments in energy savings
       projects paid for with notes and leases receivable
    Costs of energy savings cash sales type projects                                               134,968       203,965
    Pension liability
    Amortization of deferred revenues
    Collections of prin port of project notes and leases receivable       117,526                  118,736       339,195
    Undistributed Equity earnings of subsidiaries
    Other - net                                                                       35,602       (90,628)        1,116
Net Changes to Working Capital:
    Accounts receivable                                                   (13,916)   (35,602)     (141,813)    1,917,704
    Materials and supplies
    Accounts payable                                                     (267,699)   (82,325)      (70,253)   (1,039,399)
    Accrued taxes
    Accrued interest
    Other - net                                                           (23,818)   (22,318)     (139,228)      159,824
    Net Cash Provided from (Used in) Operating Activities                  92,868    (104,643    1,366,346     3,398,348
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in energy savings projects               202,740     82,325      (240,299)     (108,461)
    Collections on financing notes and leases receivable
    Proceeds from sale of Assets
     Investments in subsidiaries
     Net Cash Provided from (Used in) Investing Activities                202,740     82,325      (240,299)     (108,461)
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt
             Premium on reacquisition and financing expenses
         Dividends declared
      Capital contribution - EUA
      Partner's contribution(withdrawal)                                 (300,000)   (29,682)   (1,250,000)    (2,750,000)
     Net increase (decrease) in short-term debt
     Net Cash Provided from (Used in) Financing Activities               (300,000)   (29,682)   (1,250,000)    (2,750,000)
NET (DECREASE) INCREASE IN CASH                                            (4,392)   (52,000)     (123,953)       539,887
Cash and temporary cash investments at beginning of year                   89,182     52,909       561,381        410,140
Cash and temporary cash investments at end of year                        $84,790       $909      $437,428       $950,027
Cash paid during the year for:
                              Interest (net of amount capitalized)                                                    $0
                              Income Taxes
Conversion of investments in energy savings projects
       to notes and leases receivable                                                                   $0            $0
( ) Denotes contra





Business Line                           Project Equipment
                                          in Service          Revenues
                                        as of 9/30/99         as of 9/30/99
Demand Side Mgmt./Energy Mgmt. Services    $79,927,990       $29,024,076

Manufacturing and Fabrication                       $0        $5,709,510

Consulting                                                      $154,924

TOTAL                                      $79,927,990       $34,888,510


Geographic Location                    Project Equipment  In Service Revenues
                                       as of 9/30/99         as of 9/30/99
New England / New York Region              $54,388,660       $24,382,325

United States excluding New England        $25,539,330        $9,921,140
and New York

Canada                                              $0          $585,045

All areas of the world excluding the
U.S. and Canada
TOTAL                                      $79,927,990       $34,888,510